SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTION, DC 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                   Commission File No. 000-25496

|X| Form 10-K | | Form 20-F | | Form 11-K | | Form 10-Q | | Form N-SAR

For the period ended: January 31, 2007

| | Transition Report on Form 10-K
| | Transition Report on Form 20-F
| | Transition Report on Form 11-K
| | Transition Report on Form 10-Q
| | Transition Report on Form N-SAR
For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================
If the notification related to a
portion of the filing checked above, identify the item(s) to which notification relates:
================================================================================
Part I-Registrant Information

     Full name of Registrant:                    POWER TECHNOLOGY, INC.
     Former name if Applicable:                  Not applicable
     Address of Principal Executive Office       7101 Highway 71 West, #200
     (Street and Number):                        Austin, Texas 78735
     City, State and Zip Code:

Part II-Rule 12b-25(b) and (c)
================================================================================
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

      (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report of
            Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
================================================================================

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because management has not yet completed our financial statements for the fiscal year.

Part IV-Other Information
================================================================================

(1) Name and telephone number of person to contact in regard to this notification:

    Bernard J. Walter                 (512)                 288-8528
         (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? |X| Yes | | No If the answer is no, identify report(s)

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management anticipates a significant change in results of operations from the prior fiscal year ending January 31, 2006 by reason of the application of FASB133. A reasonable estimate the results cannot be made because all the necessary data is not yet available.

POWER TECHNOLOGY, INC
================================================================================
Name of Registrant as Specified in Charter
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 1, 2007                                    By: /s/ Bernard J. Walter
                                                         -----------------------
                                                         Bernard J. Walter
                                                         Chief Executive Officer